UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Affordable Residential Communities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

008273-10-4

(CUSIP Number)

Michael M. Boone
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008273-10-4			Page 2 of 5

1.	Name of Reporting Person: Gerald J. Ford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,664,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,664,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,664,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Affordable Residential Communities Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 600 Grant Street, Suite 900, Denver, Colorado 80203.

Item 2. Identity and Background.

      The person filing this statement is Gerald J. Ford, whose business address is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Mr. Ford’s principal occupation is engaging in personal investment activities. Mr. Ford is a citizen of the United States.

      Mr. Ford has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Ford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Ford purchased the 2,664,100 shares of Common Stock for an aggregate purchase price of approximately $33,361,337 using funds borrowed on an unsecured basis from Hunter’s Glen/Ford, Ltd., an affiliate of Mr. Ford. Hunter’s Glen/Ford, Ltd. loaned the funds to Mr. Ford from its available working capital. The parties intend to prepare written documentation evidencing the borrowing arrangement.

Item 4. Purpose of Transaction.

      Mr. Ford acquired the shares of Common Stock for investment purposes. Mr. Ford intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Mr. Ford, Mr. Ford may acquire additional shares of Common Stock, or dispose of all or part of his shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by Mr. Ford at any time without prior notice. Mr. Ford and the Issuer have had discussions regarding Mr. Ford potentially serving as a director of the Issuer, but Mr. Ford has not decided whether he would accept any such position if it were offered. Mr. Ford may engage in communications from time to time with one or more stockholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, Mr. Ford does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of March 31, 2005, Mr. Ford was the beneficial owner of 2,664,100 shares of Common Stock (which represents approximately 6.5% of the outstanding Common Stock based upon information contained in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2004).

      (b) Mr. Ford has sole voting power and sole dispositive power with respect to the shares of Common Stock reported herein.

      (c) During the past sixty days, the only transactions in the Common Stock effected by Mr. Ford were the following open market purchases:

Date	Price	Number of Shares Acquired
3/18/2005	$12.4856	305,300
3/21/2005	$12.4852	485,000
3/22/2005	$12.5506	109,700
3/23/2005	$12.3500	500,000
3/23/2005	$12.3610	83,000
3/24/2005	$12.5000	7,100
3/31/2005	$12.6000	106,600

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Not applicable.

Item 7. Material to Be Filed as Exhibits.

      Not applicable.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2005

By:	/s/ Gerald J. Ford

Gerald J. Ford